UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  June 9, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 8 dated June 9, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

June 9, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 7, 2004
June 9, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC CONTRACTS SRK CONSULTING FOR MONTGOLFIER EXPLORATION STUDY

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that it has contracted SRK Consulting (SRK) to develop a comprehensive exploration plan for the Montgolfier Project. A compilation of the Montgolfier exploration data into a digital database will provide a platform for a more accurate understanding of previous exploration activities, and its evaluation will be used to develop and prioritize exploration targets.

The Montgolfier Project is located in northwestern Quebec approximately 12 kilometres east of the Casa Berardi Mine block, where Aurizon Mines Ltd. has outlined a 1.5 million ounce gold resource, which it is rapidly advancing towards a production decision. The property consists of 112 staked claims and 32 map designated cells (totalling 3,552 hectares) in Montgolfier and Orvilliers Townships, Quebec. The mining town of Matagami is located 85 kilometres to the east. The project straddles the Casa Berardi deformation zone over a strike length of approximately 25 kilometres, and is underlain by stratigraphy considered similar to that, which produced 690,000 ounces of gold at the Casa Berardi Mine.

SRK is a well-established independent firm of geological and mining consultants with offices worldwide, including Toronto and Vancouver. SRK clients include mining and exploration companies, financial institutions, governments, law firms and individual investors. Exploration targeting for the Montgolfier Project, will be conducted under the supervision of Dr. Jean-Francois Couture, P.Geo., who is a Principal Geologist with SRK. He is an accomplished ore deposit geologist with over 20 years of experience who combines both scientific research and practical exploration experience. With SRK, Dr. Couture has completed related assignments for various mining companies, including recent work in the Casa Berardi region.

J-Pacific expects to complete the exploration study by late summer, which will be followed by plans for an exploration drilling program during the winter of 2004- 2005.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.